CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2017
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated February 6, 2018 and provides information concerning our financial condition and results of operations for the three and nine months ended December 31, 2017. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2017 (“Interim Financial Statements”), and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2017 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 31, 2017 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or e-commerce sites on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs, interest and currency exchange rates.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not

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assume any obligation to update any forward-looking statements except as required by applicable laws.

BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to Euros, and “CHF” refer to Swiss Francs, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2015” are to the Company’s fiscal year ended March 31, 2015; to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ending March 31, 2018 and to “fiscal 2019” are to the Company’s fiscal year ending March 31, 2019.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the three and nine months ended December 31, 2017 and 2016 and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers. See “Results of Operations” for additional details.

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	Three months ended		Nine months ended
CAD $000s (except per share data)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Statement of Operations Data:
Revenue	265,825	209,051	466,360	352,681
Gross profit	169,020	120,284	269,355	184,278
Gross margin	63.6%	57.5%	57.8%	52.3%
Operating income	89,825	56,314	123,301	69,107
Net income	62,925	39,088	87,963	45,071
Earnings per share
Basic	$0.59	$0.39	$0.82	$0.45
Diluted	$0.56	$0.38	$0.79	$0.44
Other data: (1)
EBITDA	93,086	58,853	132,572	75,578
Adjusted EBITDA	94,681	66,134	127,514	92,443
Adjusted EBITDA margin	35.6%	31.6%	27.3%	26.2%
Adjusted net income	64,577	44,918	84,224	59,167
Adjusted net income per share	$0.60	$0.45	$0.79	$0.59
Adjusted net income per diluted share	$0.58	$0.44	$0.76	$0.58
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and Direct-to-Consumer (“DTC”). We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment we sell to retail partners and distributors in 38 countries. Our DTC segment includes online sales through our e-commerce sites to customers in Canada, the U.S., the U.K., France, Ireland, Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria and sales to customers of our Company-owned retail stores in Toronto, New York City, London, Chicago, Boston, and Calgary.
Our wholesale segment and DTC segment represented 71.5% and 28.5% of our total revenue, respectively, in fiscal 2017. For fiscal 2016, the wholesale segment and DTC segment contributed 88.6% and 11.4%, of the total revenue, respectively, and for fiscal 2015, the wholesale segment and DTC segment contributed 96.3% and 3.7%, respectively. We expect to experience an increasing proportion of revenue from our DTC segment as we open more retail stores and e-commerce sites in future years.

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Factors Affecting our Performance
We believe that our performance and future success depend on many factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market Expansion. Our market expansion strategy has been a key driver of our recent revenue growth and we have identified additional high potential markets where we plan to continue to execute our expansion strategy. Across our various markets, we continue to focus on increasing brand awareness, deepening our wholesale presence and rolling out our DTC channel as market conditions permit. We expect that marketing and selling expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce stores in the United States in the second quarter of fiscal 2016, in the United Kingdom and France in the second quarter of fiscal 2017, in Ireland in the first quarter of fiscal 2018, and in Belgium, Luxembourg, the Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018. In January 2018, we launched a small cross-border pilot e-commerce site in China. We are targeting to open additional e-commerce sites in new markets where we have an established wholesale presence.

In the third quarter of fiscal 2017, we opened our first two retail stores in Toronto and in New York City. In the third quarter of fiscal 2018, we opened four retail stores in Chicago, London, Calgary and Boston and our distribution partner in Japan opened a retail store in Tokyo. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor and lifestyle destinations where we believe they can operate profitably. We will continue to work toward an initial objective of opening 15 to 20 Company-owned retail stores in the foreseeable future.
A jacket sale in our DTC channel provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel. As we continue to increase the percentage of sales from our DTC channel, we expect to continue maintaining a balanced multi-channel distribution model. Growth in our DTC channel is also expected to reduce the current seasonal concentration of our revenue by allowing us to recognize revenue at the point of customer purchase instead of when products are transferred to our retail partners. As a result, we expect a relatively higher percentage of our DTC sales to be recognized in our third and fourth fiscal quarters.

•
New Products. The evolution of our line of winter products, expansion of our product assortment across Spring and Fall, and new product categories such as knitwear have contributed meaningfully to our performance. Product design and innovation are a core part of our strategy and we intend to continue investing in the development and introduction of new products. We introduced our new Spring collection in stores in the fourth quarter of fiscal 2017. We launched our new knitwear collection in the second

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quarter of fiscal 2018, which we will continue to roll out gradually over the remainder of fiscal 2018 and fiscal 2019. As we introduce additional products, we expect that they will supplement the seasonal nature of our business and expand our addressable geographic market. We expect these products to be accretive to revenue, but such products may carry a lower gross margin per unit than our Winter collection.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters and DTC revenue in the third and fourth fiscal quarters. We generated 83.5%, 77.4%, and 78.1% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Our business model provides visibility into expected future revenues, with a majority of wholesale orders received during the third and fourth fiscal quarters of the prior fiscal year, enabling us to manufacture inventory to wholesale demand. Because of the seasonal fluctuation in demand, we typically experience reduced or negative net income in the first and fourth quarters as we invest ahead of our most active season. Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period from August to November. Cash flows from operating activities are typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period and collection of receivables from revenue earlier in the year.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2017, 2016 and 2015, we generated 52.2%, 54.6% and 49.3%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. As most of our wholesale revenue is derived from retailer orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, this extended visibility allows us to enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the principal and interest payable on our U.S. dollar denominated senior secured asset-based revolving credit facility (the “Revolving Facility”) and senior secured term loan facility (“Term Loan Facility”). On October 18, 2017, we entered into foreign exchange forward and cross-currency swap contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.

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The main foreign currency exchange rates that impact our business and operations as at and for the three and nine months ended December 31, 2017 and 2016 are summarized below:

	Foreign currency exchange rate $1.00 CAD
Currency	December 31, 2017	Average Q3	Average Q2	Average Q1	Average Q3 YTD
USD/CAD	1.2545	1.2713	1.2528	1.3449	1.2901
EUR/CAD	1.5052	1.4971	1.4721	1.4810	1.4833
GBP/CAD	1.6961	1.6875	1.6396	1.7211	1.6829
CHF/CAD	1.2855	1.2881	1.3012	1.3663	1.3189

	Foreign currency exchange rate $1.00 CAD
Currency	December 31, 2016	Average Q3	Average Q2	Average Q1	Average Q3 YTD
USD/CAD	1.3427	1.3344	1.3046	1.2882	1.3087
EUR/CAD	1.4169	1.4386	1.4564	1.4546	1.4500
GBP/CAD	1.6564	1.6569	1.7123	1.8478	1.7405
CHF/CAD	1.3214	1.3300	1.3372	1.3271	1.3324
Source: Bank of Canada

Components of Our Results of Operations
Revenue
Wholesale revenue is comprised of sales to third party resellers (which includes distributors and retailers) of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods.
DTC revenue consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, Company-owned retail stores. Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated provision for sales returns.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales is comprised of the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight,

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duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes costs incurred in our production, design and merchandise departments as well as inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations.
Selling costs generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This increase is expected to be primarily driven by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. The growth of our DTC channel is expected to be accretive to net income given the higher gross profit margin of our DTC channel which results from the opportunity to capture the full retail value of our products.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with our initial public offering completed on March 21, 2017 (“IPO”), we incurred transaction costs and share-based compensation expenses and we have experienced a significant increase in accounting, legal and professional fees associated with being a public company in fiscal 2018. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company, including cash balances, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.

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RESULTS OF OPERATIONS
Three months ended December 31, 2017 compared to three months ended December 31, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except share and per share data)	Three months ended December 31, 2017	Three months ended December 31, 2016	$ Change
Statement of Operations Data:
Revenue	265,825	209,051	56,774
Cost of sales	96,805	88,767	8,038
Gross profit	169,020	120,284	48,736
Gross margin	63.6%	57.5%
Selling, general and administrative expenses	76,791	62,005	14,786
SG&A expenses as % of revenue	28.9%	29.7%
Depreciation and amortization	2,404	1,965	439
Operating income	89,825	56,314	33,511
Operating income as % revenue	33.8%	26.9%
Net interest and other finance costs	3,386	3,087	299
Income before income tax	86,439	53,227	33,212
Income tax expense	23,514	14,139	9,375
Net income	62,925	39,088	23,837
Other comprehensive loss	(1,663)	(322)	(1,341)
Total comprehensive income	61,262	38,766	22,496
Earnings per share
Basic	$0.59	$0.39	$0.20
Diluted	$0.56	$0.38	$0.18
Weighted average number of shares outstanding
Basic	107,442,446	100,000,000
Diluted	111,612,786	101,811,155
Other data: (1)
EBITDA	93,086	58,853	34,233
Adjusted EBITDA	94,681	66,134	28,547
Adjusted EBITDA margin	35.6%	31.6%
Adjusted net income	64,577	44,918	19,659
Adjusted net income per share	$0.60	$0.45	$0.15
Adjusted net income per diluted share	$0.58	$0.44	$0.14
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue
Revenue for the three months ended December 31, 2017 increased by $56.8 million, or 27.2% compared to the three months ended December 31, 2016. The increase was driven by growth in both our wholesale and DTC channels and across all geographic regions, partially offset by an

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unfavourable foreign exchange impact of approximately $2.4 million. On a constant currency(1) basis, revenue increased by 28.3% for the three months ended December 31, 2017 compared to the three months ended December 31, 2016. Revenue generated from our DTC channel represented 49.5% of total revenue for the three months ended December 31, 2017 compared to 34.4% for the three months ended December 31, 2016.

	For three months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	December 31, 2017	December 31, 2016	As reported		Constant Currency	As reported	Constant Currency
Wholesale	134,219	137,034	(2,815)	(890)	(1,925)	(2.1)%	(1.4)%
DTC	131,606	72,017	59,589	(1,535)	61,124	82.7%	84.9%
Total revenue	265,825	209,051	56,774	(2,425)	59,199	27.2%	28.3%
(1) Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $134.2 million for the three months ended December 31, 2017 compared to $137.0 million for the three months ended December 31, 2016. In the first half of fiscal 2018, we shipped approximately $18 million of customer orders that were originally planned for the third quarter based on the order book, which was enabled by efficiency in manufacturing and sales planning to allow us to accelerate our shipment timing in response to requests from retail partners approaching their peak selling season.  This was partially offset in the three months ended December 31, 2017 by strong demand in the wholesale channel.
DTC
Revenue from our DTC channel was $131.6 million for the three months ended December 31, 2017 compared to $72.0 million for the three months ended December 31, 2016. The revenue increase of $59.6 million from our DTC channel includes the incremental revenue generated from our four new Company-owned retail stores and additional seven new e-commerce sites which opened in fiscal 2018. We experienced continued strong performances of our existing e-commerce sites and retail stores.
Revenue by geography

CAD $000s	For the three months ended
Revenue by geography:	December 31, 2017	% of total revenue	December 31, 2016	% of total revenue	$ Change	% Change
Canada	106,935	40.2%	87,223	41.7%	19,712	22.6%
United States	89,269	33.6%	70,209	33.6%	19,060	27.1%
Rest of World	69,621	26.2%	51,619	24.7%	18,002	34.9%
	265,825	100.0%	209,051	100.0%	56,774	27.2%

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Revenue growth was strong across all our geographic regions for the three months ended December 31, 2017 compared to the three months ended December 31, 2016, partially offset by approximately $18 million of wholesale orders having been recognized earlier than expected in the first half of fiscal 2018. Revenue in Canada, the U.S., and Europe increased significantly in the third quarter of fiscal 2018 compared to the same period in fiscal 2017, driven by the growth of our DTC channel as discussed above.
Cost of Sales and Gross Profit

Cost of sales for the three months ended December 31, 2017 increased by $8.0 million or 9.1% compared to the three months ended December 31, 2016. Gross profit and gross margin for the three months ended December 31, 2017 were $169.0 million and 63.6%, respectively, compared to $120.3 million and 57.5%, respectively, for the same period in fiscal 2017. The increase in gross profit was primarily attributable to revenue growth and favourable changes in channel mix with an increased proportion of revenue from our DTC channel. The increase in gross margin in the third quarter of fiscal 2018 was primarily driven by the aforementioned favourable changes in channel mix.

	For the three months ended
	December 31, 2017		December 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Wholesale
Revenue	134,219	100.0%	137,034	100.0%	(2,815)
Cost of sales	65,757	49.0%	71,531	52.2%	(5,774)
Gross profit	68,462	51.0%	65,503	47.8%	2,959

DTC
Revenue	131,606	100.0%	72,017	100.0%	59,589
Cost of sales	31,048	23.6%	17,236	23.9%	13,812
Gross profit	100,558	76.4%	54,781	76.1%	45,777

Total
Revenue	265,825	100.0%	209,051	100.0%	56,774
Cost of sales	96,805	36.4%	88,767	42.5%	8,038
Gross profit	169,020	63.6%	120,284	57.5%	48,736
Wholesale
Cost of sales in our wholesale channel was $65.8 million for the three months ended December 31, 2017 compared to $71.5 million for the three months ended December 31, 2016. Gross profit was $68.5 million (or 51.0% of segment revenue) for the three months ended December 31, 2017 compared to $65.5 million (or 47.8% of segment revenue) for the three months ended December 31,

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2016. The increase in gross profit of $3.0 million and higher gross margin in the third quarter of fiscal 2018 were due to a greater proportion of wholesale revenue from higher margin parkas within our fall and winter line and lower material costs.
DTC
Cost of sales in our DTC channel for the three months ended December 31, 2017 was $31.0 million compared to $17.2 million for the three months ended December 31, 2016. Gross profit was $100.6 million (or 76.4% of segment revenue) for the three months ended December 31, 2017 compared to $54.8 million (or 76.1% of segment revenue) for the three months ended December 31, 2016. The increase in DTC channel gross profit of $45.8 million includes the incremental gross profit generated from our four new Company-owned retail stores and additional seven e-commerce sites which opened in fiscal 2018. We experienced continued strong performances of our existing e-commerce sites and retail stores. Lower material costs have a less significant impact on gross margin in our DTC channel due to higher selling prices than our wholesale channel.
SG&A Expenses
SG&A expenses for the three months ended December 31, 2017 were $76.8 million compared to $62.0 million for the three months ended December 31, 2016. The $14.8 million or 23.8% increase was primarily attributable to employee headcount and operational and selling expenditures to support the growth of our DTC channel. SG&A expenses as a percentage of sales in the third quarter of fiscal 2018 remained relatively consistent with the third quarter of fiscal 2017.

	For the three months ended
	December 31, 2017		December 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Segment:
Wholesale	11,160	8.3%	10,545	7.7%	615
DTC	21,592	16.4%	13,115	18.2%	8,477
Unallocated corporate expense	44,039		38,345		5,694
Total SG&A expenses	76,791	28.9%	62,005	29.7%	14,786
Wholesale
SG&A expenses in our wholesale channel for the three months ended December 31, 2017 were $11.2 million (or 8.3% of segment revenue), which was relatively consistent with $10.5 million (or 7.7% of segment revenue) for three months ended December 31, 2016.
DTC
SG&A expenses in our DTC channel for the three months ended December 31, 2017 were $21.6 million (or 16.4% of segment revenue) compared to $13.1 million (or 18.2% of segment revenue) for the three months ended December 31, 2016. The $8.5 million increase in SG&A expenses was

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primarily attributable to higher operational costs driven by the expansion of our DTC channel and specific operational costs associated to the four new retail stores which opened in the third quarter of fiscal 2018, such as rental charges and employee headcount. In addition, we incurred $1.5 million of pre-opening costs for the four new retail stores (compared to $1.1 million for our Toronto and New York stores in the same period of fiscal 2017). SG&A expenses to support the DTC channel increased less than the increase in DTC revenue, resulting in a reduction of SG&A expenses as a percentage of segment revenue for the three months ended December 31, 2017.
Unallocated Corporate Expense
Unallocated corporate expenses for the three months ended December 31, 2017 was $44.0 million compared to $38.3 million for the three months ended December 31, 2016. The increase in unallocated corporate expenses of $5.7 million is primarily a result of an increase in corporate costs to support operational growth, partially offset by savings of $2.9 million of IPO-related transaction costs incurred in third quarter of fiscal 2017.
Operating Income and Margin
Total operating income for the three months ended December 31, 2017 was $89.8 million compared to $56.3 million for the three months ended December 31, 2016. Operating income as a percentage of revenue (operating margin) for the three months ended December 31, 2017 was 33.8% compared to 26.9% for the three months ended December 31, 2016.

	For the three months ended
	December 31, 2017		December 31, 2016
CAD $000s	Operating income	Operating margin	Operating income	Operating margin	$ Change
Segment:
Wholesale	57,302	42.7%	54,958	40.1%	2,344
DTC	78,966	60.0%	41,666	57.9%	37,300
	136,268		96,624		39,644
Unallocated corporate expense	44,039		38,345		5,694
Unallocated depreciation and amortization expense	2,404		1,965		439
Total operating income	89,825	33.8%	56,314	26.9%	33,511
Wholesale
Wholesale segment operating income for the three months ended December 31, 2017 was $57.3 million (42.7% of segment revenue) compared to $55.0 million (40.1% of segment revenue) for the three months ended December 31, 2016. The $2.3 million increase in segment operating income and increase operating margin were primarily attributable to higher gross profit and improved gross margin for the reasons described above.

Canada Goose Holdings Inc.    Page 13 of 43

DTC
DTC segment operating income for the three months ended December 31, 2017 was $79.0 million (60.0% of segment revenue) compared to $41.7 million (57.9% of segment revenue) for the three months ended December 31, 2016. The $37.3 million increase was primarily driven by continued strong performances from the Toronto and New York City retail stores and from the Canada, U.S., U.K. and France e-commerce sites, partially offset by $1.5 million of pre-opening expenses incurred for our Boston, Calgary, Chicago and London retail store locations which opened during the third quarter of fiscal 2018 (compared to $1.1 million for our Toronto and New York stores in the same period of fiscal 2017). The improvement in operating margin for the three months ended December 31, 2017 was attributable to higher revenue from our DTC channel.
Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended December 31, 2017 was $3.4 million, compared with $3.1 million for the three months ended December 31, 2016, an increase of $0.3 million in the third quarter of fiscal 2018.
On December 2, 2016, we entered into the Term Loan Facility with a syndicate of lenders. Net interest and finance costs attributable to the Term Loan Facility increased by $1.4 million due to the loan amount being outstanding for the full third quarter in fiscal 2018 and higher amortized costs, partially offset by a lower weighted average borrowing rate because the applicable margin on the Term Loan Facility was reduced from 5% to 4% on March 21, 2017. We used the proceeds of the Term Loan Facility to immediately repay the then-outstanding amount of subordinated debt, resulting in a $1.0 million decrease in net interest and finance costs in the third quarter of fiscal 2018 compared to the third quarter of fiscal 2017.
In addition, we repaid all amounts owing on the Revolving Facility in the third quarter of fiscal 2018 which reduced net interest and finance costs in the third quarter of fiscal 2018 by $0.2 million compared to the third quarter of fiscal 2017.
Income Taxes
Income tax expense for the three months ended December 31, 2017 was $23.5 million compared to a $14.1 million expense for the three months ended December 31, 2016. For the three months ended December 31, 2017, the effective tax rate and statutory tax rate were 27.2% and 25.4%, respectively, compared to 26.6% and 25.3%, respectively, for the three months ended December 31, 2016. The increase in the effective tax rate relates primarily to the non-taxable unrealized gains on foreign exchange translation and the timing of taxable income in jurisdictions with statutory tax rate differences.
Net Income
Net income for the three months ended December 31, 2017 was $62.9 million compared to $39.1 million for the three months ended December 31, 2016, driven by the factors described above.

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Nine months ended December 31, 2017 compared to nine months ended December 31, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except share and per share data)	Nine months ended December 31, 2017	Nine months ended December 31, 2016	$ Change
Statement of Operations Data:
Revenue	466,360	352,681	113,679
Cost of sales	197,005	168,403	28,602
Gross profit	269,355	184,278	85,077
Gross margin	57.8%	52.3%
Selling, general and administrative expenses	139,168	110,270	28,898
SG&A expenses as % of revenue	29.8%	31.3%
Depreciation and amortization	6,886	4,901	1,985
Operating income	123,301	69,107	54,194
Operating income as % revenue	26.4%	19.6%
Net interest and other finance costs	10,077	8,620	1,457
Income before income tax	113,224	60,487	52,737
Income tax expense	25,261	15,416	9,845
Effective tax rate	22.3%	25.5%
Net income	87,963	45,071	42,892
Other comprehensive income (loss)	(362)	(729)	367
Total comprehensive income	87,601	44,342	43,259
Earnings per share
Basic	$0.82	$0.45	$0.37
Diluted	$0.79	0.44	0.35
Weighted average number of shares outstanding
Basic	106,980,180	100,000,000
Diluted	111,058,977	101,751,470
Other data: (1)
EBITDA	132,572	75,578	56,994
Adjusted EBITDA	127,514	92,443	35,071
Adjusted EBITDA margin	27.3%	26.2%
Adjusted net income	84,224	59,167	25,057
Adjusted net income per share	$0.79	$0.59	$0.20
Adjusted net income per diluted share	$0.76	$0.58	$0.18
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the nine months ended December 31, 2017 was $466.4 million compared to $352.7 million for the nine months ended December 31, 2016. The $113.7 million or 32.2% increase was driven by growth in our geographic regions, partially offset by an unfavourable foreign exchange impact of approximately $4.6 million. On a constant currency(1) basis, revenue increased by 33.5% for the nine months ended December 31, 2017 compared to the nine months ended December 31, 2016. Revenue generated from our DTC channel represented 34.3% of total revenue for the nine months ended December 31, 2017 compared to 22.3% for the nine months ended December 31, 2016.

	For nine months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	December 31, 2017	December 31, 2016	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	306,189	273,910	32,279	(2,735)	35,014	11.8%	12.8%
DTC	160,171	78,771	81,400	(1,819)	83,219	103.3%	105.6%
Total revenue	466,360	352,681	113,679	(4,554)	118,233	32.2%	33.5%
(1) Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $306.2 million for the nine months ended December 31, 2017 compared to $273.9 million for the nine months ended December 31, 2016. The increase of $32.3 million in revenue from our wholesale channel was driven by overall demand growth across all geographic regions.
DTC
Revenue from our DTC channel was $160.2 million for the nine months ended December 31, 2017 compared to $78.8 million for the nine months ended December 31, 2016. The increase of $81.4 million in revenue from our DTC channel was driven by the continued strong performances from our existing retail and e-commerce sites, as well as the incremental revenue from our four new Company-owned retail stores and seven e-commerce sites which opened in fiscal 2018.
Revenue by geography

CAD $000s	For nine months ended
Revenue by geography:	December 31, 2017		% of total revenue	December 31, 2016	% of total revenue	$ Change	% Change
Canada	179,355		38.5%	132,675	37.6%	46,680	35.2%
United States	139,551		29.9%	111,919	31.7%	27,632	24.7%
Rest of World	147,454		31.6%	108,087	30.6%	39,367	36.4%
	466,360	—	100.0%	352,681	100.0%	113,679	32.2%

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Revenue increased across all our geographic regions for the nine months ended December 31, 2017 compared to the nine months ended December 31, 2016. Revenue generated from our Canada and U.S. markets increased by $46.7 million and $27.6 million, respectively, primarily driven by our retail expansion of our DTC channel and wholesale demand growth. Revenue generated from the Rest of World market increased by $39.4 million, primarily attributable to demand growth in our wholesale customers located in Asia and Europe, the strong performance of our European e-commerce sites, and the incremental revenue generated from our London retail store which opened in the third quarter of fiscal 2018.
Cost of Sales and Gross Profit
Cost of sales for the nine months ended December 31, 2017 increased by $28.6 million or 17.0%, compared to the nine months ended December 31, 2016. Gross profit and gross margin for the nine months ended December 31, 2017 were $269.4 million and 57.8%, respectively, compared to $184.3 million and 52.3%, respectively, for the same period in fiscal 2017. The increase in gross profit and higher gross margin were primarily attributable to favourable changes in channel mix with a higher proportion of revenue from our DTC channel than in fiscal 2017, a greater proportion of wholesale revenue from higher margin parkas within our fall and winter line, and lower material costs.

	For the nine months ended
	December 31, 2017		December 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change

Wholesale
Revenue	306,189	100.0%	273,910	100.0%	32,279
Cost of sales	158,583	51.8%	148,971	54.4%	9,612
Gross profit	147,606	48.2%	124,939	45.6%	22,667

DTC
Revenue	160,171	100.0%	78,771	100.0%	81,400
Cost of sales	38,422	24.0%	19,432	24.7%	18,990
Gross profit	121,749	76.0%	59,339	75.3%	62,410

Total
Revenue	466,360	100.0%	352,681	100.0%	113,679
Cost of sales	197,005	42.2%	168,403	47.7%	28,602
Gross profit	269,355	57.8%	184,278	52.3%	85,077
Wholesale
Cost of sales in our wholesale channel was $158.6 million for the nine months ended December 31, 2017 compared to $149.0 million for the nine months ended December 31, 2016, an increase of $9.6 million. Gross profit from our wholesale channel was $147.6 million (or 48.2% of segment

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revenue) for the nine months ended December 31, 2017 compared to $124.9 million (or 45.6% of segment revenue) for the nine months ended December 31, 2016. The $22.7 million increase in gross profit was primarily attributable to demand growth across all regions. In addition, both gross profit and gross margin increased due to a greater proportion of wholesale revenue from higher margin parkas within our fall and winter line and lower material costs.
DTC
Cost of sales in our DTC channel was $38.4 million for the nine months ended December 31, 2017 compared to $19.4 million for the nine months ended December 31, 2016, an increase of $19.0 million. Gross profit was $121.7 million (or 76.0% of segment revenue) for the nine months ended December 31, 2017 compared with $59.3 million (or 75.3% of segment revenue) for the nine months ended December 31, 2016. The increase in DTC channel gross profit was attributable to the continued strong performances of our existing retail stores and e-commerce sites, as well as the incremental gross profit generated from our four new Company-owned retail stores and additional seven e-commerce sites which opened in fiscal 2018.
SG&A Expenses
SG&A expenses for the nine months ended December 31, 2017 were $139.2 million compared to $110.3 million for the nine months ended December 31, 2016. SG&A expenses increased by $28.9 million or 26.2%, primarily driven by employee headcount increases, variable selling expenses and operational costs such as rental charges associated with the growth of our DTC channel. SG&A expenses as a percentage of sales in fiscal 2018 remained relatively consistent as compared to fiscal 2017.

	For the nine months ended
	December 31, 2017		December 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Segment:
Wholesale	29,102	9.5%	23,970	8.8%	5,132
DTC	36,478	22.8%	17,798	22.6%	18,680
Unallocated corporate expense	73,588		68,502		5,086
Total SG&A expenses	139,168	29.8%	110,270	31.3%	28,898
Wholesale
SG&A expenses in our wholesale channel for the nine months ended December 31, 2017 were $29.1 million (or 9.5% of segment revenue) compared to $24.0 million (or 8.8% of segment revenue) for the nine months ended December 31, 2016. The increase of $5.1 million or 21.4% in SG&A expenses for our wholesale channel, as well as the increase in SG&A expenses as a percentage of segment revenue, were primarily attributable to higher volume which drives warehousing and outbound freight charges, and higher employee headcount.

Canada Goose Holdings Inc.    Page 18 of 43

DTC
SG&A expenses in our DTC channel for the nine months ended December 31, 2017 was $36.5 million (or 22.8% of segment revenue) compared to $17.8 million (or 22.6% of segment revenue) for the nine months ended December 31, 2016. The increase of $18.7 million or 105.0% was primarily attributable to the continued operating costs of our Toronto and New York retail stores for the full first nine months of fiscal 2018, the incremental operational costs of recently opened retail stores and seven European e-commerce sites which launched in fiscal 2018 and the pre-opening costs of $4.8 million incurred for our Boston, Chicago, Calgary and London retail stores (compared to $1.8 million in pre-opening costs for our Toronto and New York stores in the same period in fiscal 2017).
Unallocated Corporate Expense
Unallocated corporate expenses for the nine months ended December 31, 2017 was $73.6 million compared to $68.5 million for the nine months ended December 31, 2016. The increase in unallocated corporate expenses of $5.1 million is primarily a result of an increase in corporate costs to support operational growth, partially offset by a decrease of $4.1 million of transaction costs related to the IPO for the nine months ended December 31, 2017 compared to the nine months ended December 31, 2016.
Operating Income and Margin
Total operating income for the nine months ended December 31, 2017 was $123.3 million compared to $69.1 million for the nine months ended December 31, 2016, representing an increase of $54.2 million. Operating margin as a percentage of revenue correspondingly increased from 19.6% for the first nine months of fiscal 2017 to 26.4% for same period in fiscal 2018.

	For the nine months ended
	December 31, 2017		December 31, 2016
CAD $000s	Operating income	Operating margin	Operating income	Operating margin	$ Change
Segment:
Wholesale	118,504	38.7%	100,969	36.9%	17,535
DTC	85,271	53.2%	41,541	52.7%	43,730
	203,775		142,510		61,265
Unallocated corporate expense	73,588		68,502		5,086
Unallocated depreciation and amortization expense	6,886		4,901		1,985
Total operating income	123,301	26.4%	69,107	19.6%	54,194
Wholesale
Wholesale segment operating income for the nine months ended December 31, 2017 was $118.5 million (38.7% of segment revenue) compared to $101.0 million (36.9% of segment revenue)

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for the nine months ended December 31, 2016. The increase of $17.5 million and improved operating margin were primarily attributable to higher gross profit driven by overall demand growth and improved gross margin for the reasons described above.
DTC
DTC segment operating income for the nine months ended December 31, 2017 was $85.3 million (53.2% of segment revenue) compared to $41.5 million (52.7% of segment revenue) for the nine months ended December 31, 2016. The increase of $43.7 million was driven by the strong performance of our retail stores and e-commerce sites, partially offset by $4.8 million of pre-opening costs incurred for our Chicago, Boston, Calgary and London retail store locations which opened during the third quarter of fiscal 2018. For the nine months ended December 31, 2016, we incurred $1.8 million of pre-opening costs for our Toronto and New York retail stores which opened in the third quarter of fiscal 2017. As we continue to open more retail stores and e-commerce sites in the future, we expect the proportion of operating income generated from our DTC channel to continue to increase.
Net Interest and Other Finance Costs
Net interest and finance costs for the nine months ended December 31, 2017 was $10.1 million, compared with $8.6 million for the nine months ended December 31, 2016, an increase of $1.5 million for first nine months of December 31, 2017.

On December 2, 2016, we entered into the Term Loan Facility with a syndicate of lenders. Net interest and finance costs attributable to the Term Loan Facility increased by $6.5 million due to the loan amount being outstanding for the full nine months ended December 31, 2017 and higher amortized costs, offset by a lower weighted average borrowing rate because the applicable margin on the Term Loan was reduced from 5% to 4% on March 21, 2017. We used the proceeds of the Term Loan Facility to immediately repay the then-outstanding amount of subordinated debt, resulting in a $3.8 million decrease in net interest and finance costs for the nine months ended December 31, 2017.

During the nine months ended December 31, 2016, the Company used the proceeds from the Revolving Facility to repay and extinguish its previous revolving credit facility and term credit facility. Because of the extinguishment of the previous revolving credit facility and term credit facility, deferred financing charges in the amount of $0.9 million were expensed as net interest and other finance costs during the nine months ended December 31, 2016.
Income Taxes
Income tax expense for the nine months ended December 31, 2017 was $25.3 million compared to $15.4 million for the nine months ended December 31, 2016. For the nine months ended December 31, 2017, the effective tax rate and statutory tax rate were 22.3% and 25.4%, respectively, compared to 25.5% and 25.3% for the nine months ended December 31, 2016. The decrease in the effective tax rate relates primarily to non-taxable unrealized gains on foreign

Canada Goose Holdings Inc.    Page 20 of 43

exchange translation and the timing of taxable income in jurisdictions with statutory tax rate differences.

On December 22, 2017, the U.S. government enacted comprehensive tax reform legislation, referred to as the Tax Cuts and Jobs Act, which will decrease the federal statutory income tax rate for the Company's U.S. subsidiary from 34% to 21% effective January 1, 2018. As a result, we expect our combined annual effective tax rate to approximate 20% to 25% in fiscal 2018.
Net Income
Net income for the nine months ended December 31, 2017 was $88.0 million compared to $45.1 million for the nine months ended December 31, 2016. The increase in net income of $42.9 million was driven by the factors described above.
Quarterly Financial Information
CAD $000s (except per share data)

	Fiscal 2018			Fiscal 2017				Fiscal 2016
CAD $000’s	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	265,825	172,330	28,205	51,096	209,051	127,935	15,695	41,921
% of fiscal revenue	N/A	N/A	N/A	12.7%	51.8%	31.7%	3.9%	14.4%
Net income (loss)	62,925	37,127	(12,089)	(23,431)	39,088	20,019	(14,036)	(9,202)
Basic earnings (loss) per share	$0.59	$0.35	$(0.11)	$(0.23)	$0.39	$0.20	$(0.14)	$(0.09)
Diluted earnings (loss) per share	$0.56	$0.33	$(0.11)	$(0.23)	$0.38	$0.20	$(0.14)	$(0.09)

Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically reduced or negative in the first and fourth quarters as we invest ahead of our most active season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•
launch of e-commerce in the U.K. and France in the second quarter of fiscal 2017, in Ireland in first quarter of fiscal 2018, and in Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018;

•	opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017 and in Chicago, London, Calgary, Boston in the third quarter of fiscal 2018;

•
increased manufacturing efficiency and sales planning during the first half of fiscal 2018 allowed us to accelerate our shipment timing in response to requests from retail partners approaching their peak selling season. Wholesale revenue of approximately $5 million

Canada Goose Holdings Inc.    Page 21 of 43

and $13 million were recognized in the first and second quarters of fiscal 2018, respectively, which were previously expected to be earned in the third quarter of fiscal 2018;

•	introduction of our new Spring collection in the fourth quarter of fiscal 2017 and launch of our new knitwear collection in the second quarter of fiscal 2018;

•	successful execution of pricing strategy across all segments;

•	shift in mix of revenue from wholesale to DTC;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of the U.S. dollar, Pound Sterling and Euro relative to the Canadian dollar; and

•	timing of shipments to wholesale customers.

Net Income (Loss)
Net income (loss) has been affected by the following factors over the last eight quarters:

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•	impact of foreign exchange;

•
higher average cost of borrowings to address the growing magnitude of working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred and timing of Company-owned retail store openings

•	vesting of stock options;

•	transaction costs in relation to the IPO and the Secondary Offering;

•	changes in senior management;

•	one-time fee of $9.6 million paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement (as defined below); and

•	consolidation of our international operations in Zug, Switzerland which included closing offices across Europe and terminating third-party sales agents.

Canada Goose Holdings Inc.    Page 22 of 43

NON-IFRS FINANCIAL MEASURES
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we have made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

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Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include the U.S. dollar, Euro and Pound Sterling. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the prior year exchange rates as measured by the Bank of Canada. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.
Working capital
The calculation of working capital provides additional information and is not defined under IFRS. We define working capital as current assets less current liabilities. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. This information is intended to provide investors with information about the Company’s liquidity. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of working capital as at December 31, 2017 and March 31, 2017.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

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The tables below reconcile net income to EBITDA, adjusted EBITDA, adjusted EBITDA margin and adjusted net income for the periods indicated.

	For the three months ended December 31		For the nine months ended December 31
CAD $000s	2017	2016	2017	2016
Net income	62,925	39,088	87,963	45,071
Add the impact of:
Income tax expense	23,514	14,139	25,261	15,416
Net interest and other finance costs	3,386	3,087	10,077	8,620
Depreciation and amortization	3,261	2,539	9,271	6,471
EBITDA	93,086	58,853	132,572	75,578
Add (deduct) the impact of:
Bain Capital management fees (a)	—	1,348	—	1,560
Transaction costs (b)	—	2,890	1,546	5,624
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,160	1,561	(8,420)	1,561
International restructuring costs (e)	—	—	—	175
Share-based compensation (f)	294	1,037	684	2,536
Agent terminations and other (g)	—	116	—	—
Non-cash rent expense (h)	141	329	1,132	987
Adjusted EBITDA	94,681	66,134	127,514	92,443

	For the three months ended December 31		For the nine months ended December 31
CAD $000s	2017	2016	2017	2016
Net income	62,925	39,088	87,963	45,071
Add (deduct) the impact of:
Bain Capital management fees (a)	—	1,348	—	1,560
Transaction costs (b)	—	2,890	1,546	5,624
Unrealized gain on derivatives (c)	—	—	—	4,422
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,160	1,561	(8,420)	1,561
International restructuring costs (e)	—	—	—	175
Share-based compensation (f)	294	1,037	684	2,536
Agent terminations and other (g)	—	116	—	—
Non-cash rent expense (h)	141	329	1,132	987
Amortization of intangible assets acquired by Bain Capital (i)	318	544	1,406	1,632
Total adjustments	1,913	7,825	(3,652)	18,497
Tax effect of adjustments	(261)	(1,995)	(87)	(4,401)
Adjusted net income	64,577	44,918	84,224	59,167

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(a)
On December 9, 2013, in connection with the Acquisition, we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and the Secondary Offering in July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and do not reflect expected future operating expenses after completion of these activities.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO option plan.

(g)
Represents accrued expenses related to termination payments to be made to our third-party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third-party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in indemnities and other termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and has been fully amortized in the third quarter of fiscal 2018.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our working capital position as at December 31, 2017 and March 31, 2017.

CAD $000’s	December 31, 2017	March 31, 2017	$ Change
Current assets	282,778	163,223	119,555
Current liabilities	127,630	64,269	63,361
Working capital	155,148	98,954	56,194

As at December 31, 2017, we had $62.1 million of cash and $155.1 million of working capital, compared to $9.7 million of cash and $99.0 million of working capital as at March 31, 2017. The $56.2 million increase in our working capital arose primarily from a $69.7 million increase in accounts receivable from a seasonal low as at March 31, 2017, a $52.4 million increase in cash as discussed below, partially offset by a $37.9 million increase in accounts payable and accrued liabilities from increased spending due to greater business activity, a $15.7 million increase in income taxes payable due to increased sales, and a $9.7 million increase in provisions driven by sales returns from our extended return policy offered to DTC customers during the holiday season. Working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores.
Our Revolving Facility had unused availability of $195.3 million as at December 31, 2017 compared to $80.7 million as at March 31, 2017. We expect that our cash on hand and cash flows from operations, together with our Revolving Facility, will be adequate to meet our capital requirements and operational needs for the next twelve months.

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Cash Flows
A summary of the Company’s consolidated statement of cash flows for the nine months ended December 31, 2017 compared to the nine months ended December 31, 2016 is noted below.

	Nine months ended
CAD $000s	December 31, 2017	December 31, 2016	Change
Total cash provided by (used in):
Operating activities	88,226	36,633	51,593
Investing activities	(27,064)	(21,762)	(5,302)
Financing activities	(8,713)	8,083	(16,796)
Net increase in cash	52,449	22,954	29,495
Cash at the beginning of period	9,678	7,226	2,452
Cash at end of period	62,127	30,180	31,947
Cash Requirements
Our primary need for liquidity is to fund working capital, capital expenditure, debt service, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also maintain the Revolving Facility to provide short-term liquidity and to have funds available for working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third quarter of the fiscal year due to reduced working capital requirements during that period and collection of receivables from revenue earlier in the year. The Company has also benefited from a more rapid cash conversion cycle in its DTC segment as that business continues to grow. In connection therewith, we used cash flows generated from operating activities to repay all amounts outstanding under the Revolving Facility during the third quarter of fiscal 2018.
Cash flows from operating activities
Cash generated from operating activities for the nine months ended December 31, 2017 was $88.2 million compared to $36.6 million for the nine months ended December 31, 2016. The increase in cash from operating activities of $51.6 million was primarily due to a $45.3 million increase in cash from the normal course of business and a $12.1 million decrease in income taxes paid, partially offset by a $6.0 million increase in working capital requirements.

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Cash flows from investing activities
Cash used in investing activities for the nine months ended December 31, 2017 was $27.1 million compared to $21.8 million for the nine months ended December 31, 2016. The increase in cash used for investing activities of $5.3 million was primarily related to the expansion of our Toronto corporate head office in Toronto, the addition of a new manufacturing facility in Boisbriand, Québec, the build out of a new raw material and cutting distribution centre in Scarborough, Ontario, and the opening of our Chicago, Boston, Calgary and London retail stores, as well as the build out of shop-in-shop initiatives with our retail partners in fiscal 2018. The cash used in investing activities for the nine months ended December 31, 2017 was all funded through cash generated from operations during the period.

Cash flows from financing activities
Cash used in financing activities for the nine months ended December 31, 2017 was $8.7 million compared to $8.1 million of cash generated from financing activities. The net decrease in cash generated for financing activities of $16.8 million was primarily attributable to new equity and debt arrangements that took place in fiscal 2017. During the third quarter of fiscal 2017, we entered into a series of share capital and debt transactions to simplify our share capital structure and return capital to our shareholders. In connection therewith, we entered into the Revolving Facility and Term Loan Facility for net proceeds of $57.6 million and $212.5 million, respectively, which were subsequently used to repay our subordinated debt ($85.3 million) and credit facility ($55.2 million) balances at the time, redeem all outstanding preferred shares ($57.2 million), make certain return of capital distributions on then-outstanding common shares ($0.7 million), and issue a shareholder loan ($63.6 million). During the third quarter of fiscal 2018, we made an $8.9 million cash repayment for all amounts owing on the Revolving Facility.
Indebtedness
The following table presents our indebtedness net of cash as of December 31, 2017 and March 31, 2017.

CAD $000’s	December 31, 2017	March 31, 2017	$ Change
Cash and cash equivalents	62,127	9,678	52,449
Revolving Facility	—	(8,713)	8,713
Term Loan Facility	(142,740)	(151,581)	8,841
Net debt position	(80,613)	(150,616)	70,003
As at December 31, 2017, the net debt position was $80.6 million compared to $150.6 million as at March 31, 2017. The decrease in net debt of $70.0 million was due to a $52.4 million increase in cash as discussed above, repayment of $8.7 million of the principal amount owing under the Revolving Facility with cash generated from operations, and a decrease of $8.8 million in the Term Loan Facility due to a weaker U.S. dollar.

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Revolving Facility
On June 3, 2016, Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into the Revolving Facility with a syndicate of lenders. The Revolving Facility has commitments of $200 million with a seasonal increase up to $250 million during the peak season from June 1 through November 30 (increased on August 15, 2017 from $150 million and $200 million in the peak season). In addition, the Revolving Facility includes a letter of credit commitment in the amount of $25 million. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility has a five-year term and provides for customary events of default.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the nine months ended December 31, 2017, the Company was in compliance with all covenants.
As at December 31, 2017, the Company has repaid all amounts owing on the Revolving Facility and has included $1.8 million of related deferred financing charges in other long-term liabilities. As at March 31, 2017, there was $6.6 million outstanding on the Revolving Facility, net of deferred financing charges of $2.1 million. The Company has unused borrowing capacity under the Revolving Facility of $195.3 million as at December 31, 2017 compared to $80.7 million as at March 31, 2017. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and

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Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.
Term Loan Facility
On December 2, 2016, the Company and Canada Goose Inc. entered into the Term Loan Facility with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The interest rate on the loan outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The loan can also be maintained as an ABR loan which bears interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at and during the nine months ended December 31, 2017, the Company was in compliance with all covenants.
During the nine months ended December 31, 2017, the lenders under the Term Loan Facility syndicated their commitments to a new group of lenders. The Company’s obligations under the Term Loan Facility remain substantially unchanged.
As at December 31, 2017, we had $142.7 million (US$113.8 million) aggregate principal amount outstanding under the Term Loan Facility compared to $151.6 million (US$113.8 million) as at March 31, 2017. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to long-term debt, reflecting the seasonal change in the business as working capital builds through the second fiscal quarter.  The board of directors of the Company monitors the Company’s capital management on a regular basis.  We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

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Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at December 31, 2017:

	Fiscal year
CAD $000s	Q4 2018	2019	2020	2021	2022	2023	Thereafter	Total
Accounts payable and accrued liabilities	96,121	—	—	—	—	—	—	96,121
Revolving Facility	—	—	—	—	—	—	—	—
Term Loan Facility	—	—	—	—	142,740	—	—	142,740
Interest commitments relating to long-term debt(1)	1,987	7,949	7,949	7,949	5,299	—	—	31,133
Foreign exchange forward contracts	—	—	—	—	3,092	—	—	3,092
Operating leases	3,833	15,732	16,119	16,286	16,215	16,318	58,632	143,135
Pension obligation	—	—	—	—	—	—	912	912

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the term loan of 5.57% as at December 31, 2017.
As at December 31, 2017, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Outstanding Share Capital
Canada Goose is a publicly traded company listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at February 6, 2018, there were 37,034,525 subordinate voting shares issued and outstanding, and 70,894,076 multiple voting shares issued and outstanding.
As at February 6, 2018, there were 4,104,261 options outstanding under the Company’s equity incentive plans, 1,794,748 of which were vested as of such date. Each option is or will become exercisable for one subordinate voting share.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.

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Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, Euros, Pounds Sterling, and Swiss Francs, through its foreign operations in the U.S., U.K., France and Switzerland. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. From fiscal 2016 through fiscal 2018, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, Pound Sterling, Euro, and Swiss Franc exchange rates for revenues and purchases.
We may enter into foreign currency forward exchange contracts and options to reduce fluctuations in our long or short currency positions relating primarily to capital expenditures, accounts receivable, purchase commitments, interest coupon payments, raw materials and finished goods denominated in foreign currencies.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at December 31, 2017 contracted forward rates is as follows:

	Contract Amount (in 000’s)		Primary Currency
Forward exchange contract to purchase currency	CHF	1,700	Swiss Francs
	US$	3,200	U.S. dollars
Forward exchange contract to sell currency	US$	6,500	U.S. dollars
		€10,600	Euros
		£6,600	Pounds Sterling
Foreign exchange risk of principal and interest payments on the Term Loan Facility
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. As at December 31, 2017 the Company had repaid all amounts

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owing under the Revolving Facility. Based on our outstanding balances of $142.7 million (US$113.8 million) under the Term Loan Facility as at December 31, 2017, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1 million solely as a result of that exchange rate fluctuation’s effect on the debt.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to the Term Loan Facility which is denominated in U.S. dollars.
The Company entered into a long-dated forward exchange contract to buy $75.0 million, or US$59.4 million in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on the related principal amount of the Term Loan Facility over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0 million, or US$40.0 million in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0 million fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income reclassified to the statement of income as the related hedged transactions impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0 million fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0 million, or €34.0 million in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in the Company’s European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at December 31, 2017, the Company had repaid all amounts owing on the Revolving Facility. The amount owing under our Term Loan Facility was $142.7 million as at December 31, 2017, which currently bears interest at 5.57%. Based on the weighted average amount of outstanding borrowings under the Revolving Facility during the nine months ended December 31, 2017, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.6 million in the period. Correspondingly, a 1.00% increase in the rate on our Term Loan Facility would have increased interest expense by an additional $1.1 million. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

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RELATED PARTY TRANSACTIONS
On December 9, 2013, the Company entered into the Management Agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the closing of the IPO on March 21, 2017, in accordance with the terms of the Management Agreement. During the three and nine months ended December 31, 2017, the Company incurred management fees of $nil (December 31, 2016 - $1.3 million and $1.6 million respectively) and interest expense of $nil (December 31, 2016 - $1.0 million and $3.8 million respectively) on the subordinated debt due to Bain Capital. As at March 31, 2016, accrued interest on the subordinated debt of $1.9 million was included in accounts payable and accrued liabilities. The subordinated debt and accrued interest was repaid in full as at December 31, 2016.
During the nine months ended December 31, 2017, the Company incurred expenses for travel of $0.3 million (December 31, 2016 - $0.1 million) to companies related to certain shareholders of the Company.
During the nine months ended December 31, 2017, the Company expensed $nil to an affiliate controlled by the majority shareholder of the Company for IT services (December 31, 2016 - $0.1 million).
FISCAL 2018 OUTLOOK
A discussion as to our fiscal 2018 outlook is contained in our earnings press release dated November 9, 2017 under the section entitled “Revised Fiscal 2018 Outlook”. This press release is available on the SEDAR website at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at investor.canadagoose.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Wholesale revenue from the sale of goods to third-party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which, depending upon the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked

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up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods. The Company, at its discretion may cancel all or a portion of any firm wholesale sales order. We are therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position.
Revenue through e-commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement. Our policy is to sell merchandise through the DTC channel with a limited right to return, typically within thirty days. Accumulated experience is used to estimate and provide for such returns, which are recorded as liabilities on the balance sheet. The return period is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts. The balance as at December 31, 2017 relates to seasonal DTC sales over the holiday selling season.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of

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temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Functional currency. Items included in the consolidated financial statements of our Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional and presentation currency.
Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets and financial liabilities are measured subsequently as described below.

a.	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. We initially recognize receivables and deposits on the date that they are originated. We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or when the rights to receive the contractual cash flows on the financial asset are transferred in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, Revolving Facility, and Term Loan Facility. We initially recognize debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which we become a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. We derecognize a financial liability when its contractual obligations are discharged or cancelled or expire.

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c.	Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. We do not use derivatives for trading or speculative purposes.
Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

d.	Hedge accounting
We are exposed to the risk of currency fluctuations and have entered into currency derivative contracts to hedge our exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. We document the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. We document our assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows and translation gains or losses of hedged items, where applicable.
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset or liability when the maturity of the hedged item is more than twelve months.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and in net investment hedges of a foreign operation are recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in other comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income. Amounts included in other comprehensive income for net investment hedges are reclassified to net income when the related foreign operation is disposed of or sold. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk.”

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Share-based payments. Share-based payments are valued based on the grant date fair value of the awards and we record compensation expense over the corresponding service period in our stock option plans. The fair value of the share-based payments is determined using acceptable valuation techniques, which incorporate our discounted cash flow estimates and other market assumptions. There are two types of stock options outstanding: service-vested options are time based and generally vest over 5 years of service and performance-based options vest upon attainment of performance conditions or the occurrence of an exit event. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of such exit event is probable. As of July 5, 2017, all exit event conditions have been met and no outstanding options are subject to exit event vesting conditions.
For stock options granted subsequent to becoming a public company, we use market-based inputs for share price, risk free rates, volatility and strike price for the Black-Scholes valuation method.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement and risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Sales returns. Sales returns relate primarily to goods sold through the DTC sales channel which have a limited right of return, typically within 30 days. The Company bases its estimate on historical return rates in its e-commerce and retail stores and reviews its actual returns experience periodically to assess the appropriateness of the return rates used.
Trade receivables. We do not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. To mitigate this risk, management has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers based on a total deductible of fifty thousand dollars. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance might be required. In the event we determine that a smaller or larger allowance is appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which such a determination is made.

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CHANGES IN ACCOUNTING POLICIES
Statement of Compliance
The Interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the IASB. Certain information which is considered material to the understanding of the Interim Financial Statements and is normally included in the Annual Financial Statements prepared in accordance with IFRS is provided in the notes to the Interim Financial Statements. The Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Annual Financial Statements. The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements, except as noted below.
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows, which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Interim Financial Statements.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Interim Financial Statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted by the Company for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which replaces the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively. Early adoption is permitted. The Company, in consultation with its advisors, has implemented a process across its business segments and departments to analyze its inventory of contracts with customers using the five-step approach outlined in IFRS 15. The Company is currently assessing the impact of the new standard on its consolidated financial statements.

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In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”), which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is working with its advisors to evaluate its current hedging strategy under IFRS 9. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of this amendment on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
“Emerging Growth Company” Status

Based on the aggregate market value of our outstanding subordinate voting shares held by non-affiliates as of September 30, 2017, we expect to meet the criteria to be deemed a large accelerated filer as of the last day of fiscal 2018. As a result, we expect that we will no longer be an “emerging growth company” as of such date.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2017, the end of the period covered by this MD&A. The Disclosure Controls evaluation was completed under the supervision and with the participation of management, including our President and Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting”, our Disclosure Controls were not effective as of December 31, 2017, such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.
Management’s Report on Internal Control over Financial Reporting
This MD&A does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered independent public accounting firm due to a transition period established by rules of the SEC for recently listed public companies.

Changes in Internal Control over Financial Reporting
During the third quarter of fiscal 2018, there was no change in our “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act), other than those described below, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Ongoing Remediation of Material Weakness in Internal Control over Financial Reporting
As previously disclosed in our Annual Report, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Prior to the IPO, we did not have in place an effective control environment with formal processes and procedures or an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting

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transactions that would identify errors in a timely manner, including inventory costing and business combinations. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.

We have taken steps to address these material weaknesses and continue to implement our remediation plan, which we believe will address their underlying causes. We have engaged external advisors to provide assistance in the areas of information technology, internal control over financial reporting, and financial accounting in the short term, to evaluate and document the design and operating effectiveness of our internal controls and to assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We do not know the specific time frame needed to fully remediate the material weaknesses identified. See “Risk Factors” in our Annual Report.

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